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News Release
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For Further Information:


David Caouette                                    Russell Wilkerson
AT&T                                              TeleCorp PCS
908-221-6382                                      703-236-1292
caouette@att.com                                  rwilkerson@telecorp1.com
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                      AT&T and TeleCorp Agree to Exchange
                            Certain Wireless Assets
                                      ---
                AT&T To Gain Additional New England Properties;
                      TeleCorp To Receive Midwest Licenses


For Immediate Release:  Monday, February 28, 2000
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          New York  --  AT&T and TeleCorp PCS announced today that the companies agreed to exchange certain wireless assets to extend their respective service areas.

          Under the agreement, AT&T will transfer wireless licenses and rights to acquire licenses in Iowa (including the Des Moines market) and Wisconsin to TeleCorp, as well as a cash payment. As a result of this and other related transactions, TeleCorp will add licenses covering a population of approximately
5.96 million people to its affiliate arrangements with AT&T. In return, AT&T will receive TeleCorp's operating markets surrounding the Boston area, which cover a population base of 1.93 million people.

          "This transfer is a good example of how AT&T is using wireless partnerships and affiliations to further our long term growth opportunities and expand our footprint," said Dan Hesse, President and CEO of AT&T Wireless Services. "The Boston franchise complements our wireless network, and TeleCorp's commitment to build-out these midwest licenses with TDMA technology effectively expands our footprint. We have a strong relationship with TeleCorp and we're pleased to structure a transfer that better serves wireless customers at both companies."

          "New England has been an excellent market for TeleCorp," said Gerald
T. Vento, chairman and CEO of TeleCorp. "With this exchange, both companies will be better positioned to compete by solidifying their respective footprints with contiguous markets."

          TeleCorp announced separately that it had signed a definitive merger agreement with Tritel. Both companies are AT&T Wireless affiliates and AT&T has consented to
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the merger. In connection with the merger, AT&T will contribute to TeleCorp rights to acquire additional wireless licenses in Wisconsin and Iowa, and extend the term of its brand license to the merged entity, which will be called TeleCorp, in exchange for approximately $410 million of common shares in the newly combined company. This transaction will bring AT&T's equity stake in the combined TeleCorp and Tritel to approximately 23 percent. Both the exchange transactions and the merger transactions are subject to regulatory approval and other conditions.

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